

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

August 4, 2011

<u>Via Facsimile</u>
Mr. Kwok Leung Lee
President
Green Dragon Wood Products, Inc.
Unit 312, 3rd Floor, New East Ocean Centre
9 Science Museum Road
Kowloon, Hong Kong

> **Re: Green Dragon Wood Products, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2011**
> **Filed July 15, 2011**
> **Form 10-K/A for Fiscal Year End March 31, 2010**
> **Filed July 15, 2011**
> **Form 10-Q/A for Fiscal Quarter Ended December 31, 2010**
> **Filed July 15, 2011**
> **Response Letter Dated July 15, 2011**
> **File No. 0-53379**

Dear Mr. Lee:

 We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended March 31, 2010

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 26

1.   As revised, your definition of disclosure controls and procedures does not conform to the definition of disclosure controls and procedures as set forth in Exchange Act Rules 13a-15(e) and 15d-15(e). Please confirm to us, if true, that your evaluation of disclosure controls and procedures is based on the entire definition of disclosure controls and procedures as set forth in Exchange Act Rules 13a-15(e) and 15d-15(e). Additionally, if you define disclosure controls and procedures in future filings, please include the entire definition of disclosure controls and procedures as set forth in Exchange Act Rules 13a-15(e) and 15d-15(e). Please note that the definition comprises two sentences. This comment also applies to your Form 10-Q for the fiscal quarter ended December 31, 2010 and your Form 10-K for the fiscal year ended March 31, 2011.

Management's Report on Internal Control over Financial Reporting

Management's Remediation Plan, page 26

2.   You describe remediation initiatives you have "already implemented." With a view toward future disclosure, please tell us which remediation initiatives you have already implemented, and tell us when you implemented them. In this regard, we note your disclosure that there have been no changes in your internal control over financial reporting during the last fiscal quarter. This comment also applies to your Form 10-Q for the fiscal quarter ended December 31, 2010 and your Form 10-K for the fiscal year ended March 31, 2011.

Code of Ethics, page 28

3.   In your response to comment two of our letter dated April 29, 2011, you undertook to post the code of ethics to your website by June 15, 2011. However, we are still unable to locate the code of ethics on your website. Please advise.

Form 10-K for the Fiscal Year Ended March 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations,

For the Year Ended March 31, 2011 as Compared to the Year Ended March 31, 2010

Revenue, page 23

4. With a view toward improved disclosure in future filings, please tell us the extent to which the increase in income is attributable to an increase in overall demand from existing customers and the extent to which the increase in income is attributable to the introduction of new European customers. Refer to Item 303(a)(3) of Regulation S-K.

Controls and Procedures,

Management's Remediation Plan, page 31

5. In future filings, please expand your discussion of your remediation efforts to investors to discuss the actions you have taken in carrying out the remediation plan, and the then current status of your efforts. Similarly, your audit committee financial expert disclosure on page 33 should disclose the then current status of your search for an audit committee financial expert.

Directors, Executive Officers and Corporate Governance, page 31

6. You state that there are no family relationships between your directors or executive officers. However, your disclosures indicate that Ms. Law is the mother of Mr. Lee. Please revise your disclosure accordingly in future filings to correct this apparent inconsistency.

7. It does not appear that you have added any disclosure in this section in response to comment 21 of our letter dated February 24, 2011. In future filings, please discuss the specific experience, qualifications, attributes, or skills that qualify your directors to serve as such. Additionally, please include disclosure, if applicable, of Ms. Law's business experience during the past five years. Refer to Item 401(c) of Regulation S-K.

Financial Statements

Concentrations of Risk, page F 19

8. In your current filings and in prior correspondence to us, you stated that amounts under the tri-party agreement are set-off in accordance with the provisions of ASC 210-20-45. However, in your current disclosures related to this agreement you state "in any event if

Party B is not reimbursed by Customer A, we are responsible to chase Customer A for the settlement under the legal obligation among the sales contracts. Meanwhile, we are legally liable to repay the accounts payable to Party B under the purchase contract." Based on your current disclosures, please explain to us why you believe that the tri-party agreement provides a right of setoff that is enforceable at law as required by ASC 210-20-45.

Closing Comments

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. You may contact Jessica Dickerson at (202) 551-3749, or Dietrich King at (202) 551-3338 with questions regarding legal comments. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief